Exhibit (a)(1)(C)

ANNOUNCEMENT EMAIL FROM STOCK AND OPTION SOLUTIONS:

Dear (Team Member Name)

As announced, DealerTrack Holdings, Inc. (the “Company”) is conducting a stock option exchange (the “Offer to Exchange”) in which the Company is offering to exchange certain outstanding stock options (the “Eligible Options”) for new stock options (the “New Options”). The Offer to Exchange commenced at 12:01 AM, US Eastern Time on August 7th, 2009 and will remain open until 11:59 PM, US Eastern Time on September 3, 2009, unless the Offer is extended.

How to Participate

Through the Stock Option Exchange website, located online at https://dealertrack.equitybenefits.com (the “Offer Website”), you can learn more about the Offer to Exchange and participate in the Offer to Exchange if you decide to do so.

The offering materials describing the offer to exchange your Eligible Options and the online election form required to be used in order to accept the offer are posted on a secure, external website at https://dealertrack.equitybenefits.com (which may be accessed both inside and outside of DealerTrack). In order to participate in the offer, you must do so through the Offer Website.

In order to log onto the Stock Option Program website you must enter a User ID (this is your employee email address) and a password (this is your Employee ID # — found on the upper left hand corner of your paystub). You will be required to change your password as soon as you log on and before you can access secure data.

Once you have logged onto the Stock Option Program website, you may select “Make an Election” to view the Election Information page, which contains detailed information about each Eligible Option. The Stock Option Program website will provide the following information on an option by option basis:

•	Grant Date

•	Option Number

•	Option Type

•	Exercise Price Per Share

•	Eligible Options for Exchange

•	Exchange Ratio

•	Replacement Shares

In the column titled “Exchange Entire Eligible Option?” you have the option to click on the circle next to “Yes” to accept the Company’s exchange offer or “No” to decline the offer for each eligible option grant. Information is presented on an option grant by option grant basis. After you make your election, click “Next”, then after reviewing your election you will need to click on “Proceed to Confirmation” to go to the “Agreement to Terms of Exchange Offer” and select the “I agree” tab. You should then print an election confirmation.

Submissions by means other than the Offer Website will NOT be accepted.

If you are not able to submit your election electronically via the Offer Website as a result of technical failures, such as the Offer Website being unavailable or not accepting your election, or if you would like to request additional or hard paper copies of the documents related to the Offer to Exchange, contact the Stock and Options Solutions Customer Service Center at dealertrack@sos-team.com or call 1-800-494-7195 for instructions.

Deadline

This offer is open until 11:59 pm, Eastern Standard Time, on September 3, 2009 (unless DealerTrack decides to extend the offer) and is subject to numerous terms and conditions, which are described in the documents posted within the Offer Website.

Withdrawal or Change of Election

You may change your election at any time before the expiration date of the Offer, but you will be bound by the last properly submitted election we receive before 11:59 p.m., U.S. Eastern Time, on September 3, 2009, unless this deadline is extended. To withdraw or change your election, you must access the Offer website at https://dealertrack.equitybenefits.com and change your election prior to the expiration of the Offer. Upon the receipt of such new election, any previously submitted elections will be disregarded and will be considered replaced in full by the new election.

Who to Contact with Questions or Assistance

For all questions, assistance or technical issues the Customer Service Center is available Monday through Friday, 1:00 pm — 3:00 pm US Eastern Time. All requests will be responded to within one (1) business day. On September 3, 2009 the Customer Service Center will be open from 9:00 am — 5:00 pm US Eastern Time.

SOS Customer Service Center
Email: dealertrack@sos-team.com
Phone: 1-800-494-7195

The Customer Service Center will not provide financial advisement or make recommendations as to whether you should participate in the option exchange program. We recommend you consult with your own advisors regarding your decision.

Option Exchange Webinars

Beginning Thursday, August 13th, DealerTrack intends to provide informational sessions for eligible participants to discuss the details of the Offer and the process for participation. More information about the sessions will be sent in a follow up email. These sessions are not a substitute for carefully reviewing the Offer to Exchange documents and are not intended to provide a comprehensive overview of the Offer to Exchange.